SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 27, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2004	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press release 27/2/04

27/2/04

NetCom reducing SMS price by 21 percent for prepaid customers

From 1 March, TeliaSonera’s subsidiary, NetCom, is reducing its SMS prices from NOK 1 to NOK 0.79 per text message.

“Competition on the Norwegian mobile market is getting a lot harder. NetCom’s customers should always know they will get more for their money with us than with our competitors. NetCom gives its support to the competition which benefits the customers,” says Barbara Thoralfsson, President of NetCom.

The price reduction totals NOK 80 million annually based on the number of SMS texts currently being sent. This latest move means that, based on a full year, NetCom has reduced prices for its customers by almost NOK 0.4 billion since 1 June 2003.

“Over 45 percent of the mobile customers in Norway use prepaid cards and text messaging is highly important to this group. With this price reduction, we’re making our offer even more attractive among customers who prefer prepaid cards,” concludes Barbara Thoralfsson.

_____________________________________________

For further information journalists can contact:

Guri Wormdahl, Communications Director, NetCom, tel +47 934 34 200

Bjørnar Storeheier, Press Officer, NetCom, tel +47 932 06 789

Forward-Looking Statements
Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.